CARDO **PRESS RELEASE**

Cardo AB's file no 82-4020

02 FEB -5 AM 8:58



Cardo acquires one of the UK's leading manufacturers of industrial doors

Cardo has acquired all shares in the British company Amber Doors Holding Limited with its subsidiary Amber Doors Limited. Amber, which has a turnover of approximately SEK 240 million and employs roughly 260 people, is one of the UK's largest manufactures of industrial doors. The company also has a broad range of fire and security doors and a well developed service organization. The sellers are private stakeholders and the listed British company Close Brothers.

The acquisition, which is part of the Cardo Door business area's strategy for continued growth in the industrial door segment, makes Door the market leader in the UK. In addition, Door will be one of the biggest players in door service.

"At the same time as we are strengthening our position in the British market for industrial doors, we are gaining access to a broad range of special products, including fire and security doors, and are thereby reaching new, attractive market segments. We can now offer our own total solutions with regard to industrial projects," says Cardo's president and CEO Kjell Svensson.

Amber is a well run and profitable company that was founded in 1982. Its main plant is situated in Barnsley, South Yorkshire. The company has ten regional service and maintenance centers and nine sales offices in the UK.

The acquisition price amounts to approximately SEK 220 million. Goodwill as a result of the transaction is preliminarily estimated at approximately SEK 165 million.

The acquisition is expected to have a marginally beneficial effect on Cardo group earnings in 2002.

Cardo Door is a business area in the Cardo group and one of the world's largest manufacturers of industrial doors and Europe's leading supplier of dock loading equipment. Cardo Door is also the market leader in the service of these products and one of Europe's largest manufacturers of residential garage doors. Door's turnover amounts to approximately SEK 5 billion.

Malmö, Sweden, January 7 2002

Cardo AB (publ)

For further information, please contact:
Kjell Svensson, President and CEO, phone +46 40 35 04 53, +46 40 35 04 00
Göran Axeheim, Executive Vice President and CFO, phone +46 40 35 04 42, +46 40 35 04 00
Christer Roskvist, Head of Public Relations, phone +46 40 35 04 25, +46 40 35 04 00

Cardo is an international engineering group with a turnover of approximately SEK 10 billion. Cardo holds a strong position in the markets for doors, pumps and rail-vehicle brake systems. Cardo has subsidiaries in about 30 countries with the focal point resting in western Europe, and roughly 8,000 employees.